UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from          to         .
                                              --------    --------





                         Commission file number 1-15929






                           THE PROGRESS ENERGY 401(k)
                         SAVINGS & STOCK OWNERSHIP PLAN
                     Full title plan and the address of the
             plan, if different from that of the issuer named below







                              PROGRESS ENERGY, INC.
                         (a North Carolina corporation)
         410 South Wilmington Street, Raleigh, North Carolina 27601-1748
              Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office

                         PROGRESS ENERGY 401(k) SAVINGS
                             & STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS


                                                                          PAGE

Independent Auditors' Report .................................................3

Statement of Net Assets Available for Benefits, December 31, 2002.............4

Statement of Changes in Net Assets Available for Benefits
     For the Year Ended December 31, 2002.....................................5

Statement of Net Assets Available for Benefits, December 31, 2001.............6

Statement of Changes in Net Assets Available for Benefits
     For the Year Ended December 31, 2001.....................................7

Notes to Financial Statements..............................................8-13

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
     As of December 31, 2002.................................................14

Schedule H, line 4j - Schedule of Reportable Transactions
     For the Year Ended December 31, 2002....................................15

INDEPENDENT AUDITORS' REPORT

The Progress Energy 401(k) Savings & Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Progress Energy 401(k) Savings & Stock Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2002 and (2) reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Raleigh, North Carolina
June 25, 2003

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

                 Statement of Net Assets Available for Benefits
                                December 31, 2002

                                                                                          SUPPLEMENTAL INFORMATION
                                                                --------------------------------------------------------------------
                                                                     ESOP         COMMON STOCK                       PARTICIPANT
                                                                   UNALLOCATED    ALLOCATED TO    PARTICIPANTS'       DIRECTED
                                                TOTAL PLAN      TO PARTICIPANTS   PARTICIPANTS        LOANS          INVESTMENTS
                                             ------------------ --------------- ---------------- ---------------- ------------------

ASSETS

  Investments:

    Progress Energy, Inc. Common Stock Fund    $   787,699,108   $ 200,120,940    $ 587,578,168    $          -      $           -
    Putnam New Opportunities Fund                   39,557,732               -                -               -         39,557,732
    American EuroPacific Growth Fund                16,007,474               -                -               -         16,007,474
    Putnam Investors Large-Cap Growth Fund          10,009,009               -                -               -         10,009,009
    Vanguard S&P 500 Index Fund                     56,120,460               -                -               -         56,120,460
    Vanguard Retirement Savings Trust              119,838,235               -                -               -        119,838,235
    PIMCO Total Return Bond Fund                    44,417,517               -                -               -         44,417,517
    Fidelity Equity Income Fund                     52,124,297               -                -               -         52,124,297
    Fidelity Freedom Income Fund                     1,826,929               -                -               -          1,826,929
    Fidelity Freedom 2000 Fund                       4,837,484               -                -               -          4,837,484
    Fidelity Freedom 2010 Fund                       9,027,142               -                -               -          9,027,142
    Fidelity Freedom 2020 Fund                       8,416,274               -                -               -          8,416,274
    Fidelity Freedom 2030 Fund                      16,559,378               -                -               -         16,559,378
    Fidelity Freedom 2040 Fund                       6,296,602               -                -               -          6,296,602
    Progress Energy, Inc. Contingent Value
        Obligations                                     76,132               -                -               -             76,132
    Participants' Loans Receivable                  36,813,759               -                -      36,813,759                  -
                                             ------------------ --------------- ---------------- ---------------- ------------------
          Total Investments                      1,209,627,532     200,120,940      587,578,168      36,813,759        385,114,665
                                             ------------------ --------------- ---------------- ---------------- ------------------

  Dividends/Capital Gains/Interest Receivable       10,646,525       2,585,184        7,590,399               -            470,942
  Contributions Receivable                          12,632,451               -       12,632,451               -                  -
  Cash and Cash Equivalents                          4,938,940               -        4,938,940               -                  -
                                             ------------------ --------------- ---------------- ---------------- ------------------
          Total Assets                           1,237,845,448     202,706,124      612,739,958      36,813,759        385,585,607
                                             ------------------ --------------- ---------------- ---------------- ------------------

LIABILITIES

  ESOP Loan Payable                                124,479,433     124,479,433                -               -                  -
  Participants' Loans Payable                       10,804,061               -                -      10,804,061                  -
  Interest Payable - ESOP Loan                       1,244,794       1,244,794                -               -                  -
                                             ------------------ --------------- ---------------- ---------------- ------------------
          Total Liabilities                        136,528,288     125,724,227                -      10,804,061                  -
                                             ------------------ --------------- ---------------- ---------------- ------------------

NET ASSETS AVAILABLE FOR BENEFITS              $ 1,101,317,160   $  76,981,897    $ 612,739,958    $ 26,009,698      $ 385,585,607
                                             ================== =============== ================ ================ ==================

See Notes to Financial Statements.
------------------------------------------------------------------------------------------------------------------------------------

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2002

                                                                                        SUPPLEMENTAL INFORMATION
                                                                -------------------------------------------------------------------

                                                                     ESOP          COMMON STOCK                     PARTICIPANT
                                                                  UNALLOCATED      ALLOCATED TO    PARTICIPANTS'     DIRECTED
                                                TOTAL PLAN      TO PARTICIPANTS    PARTICIPANTS        LOANS        INVESTMENTS
                                             ------------------ ----------------- ---------------- ---------------- ---------------

ADDITIONS TO NET ASSETS

    Investment Income:

        Dividends/Capital Gains                $    51,217,158      $ 10,355,607    $  29,531,251    $          -    $  11,330,300
        Interest                                     2,074,054                 -          659,867         900,557          513,630

    Contributions:

        Employer                                    28,192,871         9,273,815       18,919,056               -                -
        Participants                                52,127,720                 -       19,490,614               -       32,637,106
-----------------------------------------------------------------------------------------------------------------------------------

            Total Additions to Net Assets          133,611,803        19,629,422       68,600,788         900,557       44,481,036
-----------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS

    Net Depreciation in Fair Value                  89,396,558         6,517,377       17,457,573               -       65,421,608
    Interest Expense                                 8,413,778         7,800,595                -         613,183                -
    Allocation of Shares                            27,502,736        27,502,736                -               -                -
    Distribution of Benefits                        48,323,683                 -       28,339,656         236,779       19,747,248
    Loan Issuances/ Repayments                               -                 -       15,528,684     (19,747,104)       4,218,420
    Administrative Expense                             372,963                 -              407         287,375           85,181
-----------------------------------------------------------------------------------------------------------------------------------

            Total Deductions from Net Assets       174,009,718        41,820,708       61,326,320     (18,609,767)      89,472,457
-----------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS              (40,397,915)      (22,191,286)       7,274,468      19,510,324      (44,991,421)
NET TRANSFERS AMONG INVESTMENT
   OPTIONS                                                   -                 -      (77,707,671)              -       77,707,671
NET ASSETS - DECEMBER 31, 2001                   1,141,715,075        99,173,183      683,173,161       6,499,374      352,869,357
-----------------------------------------------------------------------------------------------------------------------------------

NET ASSETS - DECEMBER 31, 2002                 $ 1,101,317,160      $ 76,981,897    $ 612,739,958    $ 26,009,698    $ 385,585,607
                                             ================== ================= ================ ===============  ===============


See Notes to Financial Statements.
-----------------------------------------------------------------------------------------------------------------------------------

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

                 Statement of Net Assets Available for Benefits
                                December 31, 2001

                                                                                     SUPPLEMENTAL INFORMATION
                                                               -------------------------------------------------------------------

                                                                     ESOP         COMMON STOCK                     PARTICIPANT
                                                                 UNALLOCATED      ALLOCATED TO    PARTICIPANTS'      DIRECTED
                                                TOTAL PLAN     TO PARTICIPANTS    PARTICIPANTS        LOANS        INVESTMENTS
                                             ----------------- ----------------- ---------------- -------------- -----------------

ASSETS

  Investments:

    Progress Energy, Inc. Common Stock Fund   $   893,007,246     $ 234,128,442    $ 658,878,804    $         -     $           -
    Putnam New Opportunities Fund                  30,573,949                 -                -              -        30,573,949
    American EuroPacific Growth Fund               14,508,506                 -                -              -        14,508,506
    Fidelity Equity - Income Fund                  62,289,898                 -                -              -        62,289,898
    Fidelity Balanced Fund                         12,453,900                 -                -              -        12,453,900
    Putnam Investors Large-Cap Growth Fund          9,597,001                 -                -              -         9,597,001
    Vanguard S&P 500 Index Fund                    12,625,972                 -                -              -        12,625,972
    Vanguard Retirement Savings Trust              21,332,331                 -                -              -        21,332,331
    PIMCO Total Return Bond Fund                    7,811,039                 -                -              -         7,811,039
    Progress Energy, Inc., Contingent Value
       Obligations                                    275,749                 -                -              -           275,749
    Participants' Loans Receivable                 26,422,579                 -                -     26,422,579                 -
                                             ----------------- ----------------- ---------------- -------------- -----------------
          Total Investments                     1,090,898,170       234,128,442      658,878,804     26,422,579       171,468,345
                                             ----------------- ----------------- ---------------- -------------- -----------------

  Dividends/Capital Gains/Interest Receivable      10,611,425         2,833,667        7,678,054              -            99,704
  Transfer Receivable from Savings Plan for
     Employees of Florida Progress Corporation    181,301,308                                                         181,301,308
  Contributions Receivable                          9,225,018                 -        9,225,018              -                 -
  Cash and Cash Equivalents                         7,391,285                 -        7,391,285              -                 -
                                             ----------------- ----------------- ---------------- -------------- -----------------
          Total Assets                          1,299,427,206       236,962,109      683,173,161     26,422,579       352,869,357
                                             ----------------- ----------------- ---------------- -------------- -----------------

LIABILITIES

  ESOP Loan Payable                               136,424,679       136,424,679                -              -                 -
  Participants' Loans Payable                      19,923,205                 -                -     19,923,205                 -
  Interest Payable - ESOP Loan                      1,364,247         1,364,247                -              -                 -
                                             ----------------- ----------------- ---------------- -------------- -----------------
          Total Liabilities                       157,712,131       137,788,926                -     19,923,205                 -
                                             ----------------- ----------------- ---------------- -------------- -----------------

NET ASSETS AVAILABLE FOR BENEFITS             $ 1,141,715,075     $  99,173,183    $ 683,173,161    $ 6,499,374     $ 352,869,357
                                             ================= ================= ================ ============== =================



See Notes to Financial Statements.
----------------------------------------------------------------------------------------------------------------------------------

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001

                                                                                SUPPLEMENTAL INFORMATION
                                                             ----------------------------------------------------------------

                                                                  ESOP         COMMON STOCK                     PARTICIPANT
                                                               UNALLOCATED     ALLOCATED TO    PARTICIPANTS'     DIRECTED
                                               TOTAL PLAN     TO PARTICIPANTS  PARTICIPANTS        LOANS        INVESTMENTS
                                             --------------- ---------------- --------------  --------------- ---------------

ADDITIONS TO NET ASSETS

    Investment Income:

        Dividends/Capital Gains              $   45,139,390    $ 11,296,213   $  29,860,073      $         -   $   3,983,104
        Interest                                  1,836,554               -         245,023        1,591,531               -

    Contributions:

        Employer                                 28,625,988       8,338,088      20,287,900                -               -
        Participants                             34,179,114               -      17,493,946                -      16,685,168
                                             --------------- ---------------- --------------  --------------- ---------------

            Total Additions to Net Assets       109,781,046      19,634,301      67,886,942        1,591,531      20,668,272
                                             --------------- ---------------- --------------  --------------- ---------------

DEDUCTIONS FROM NET ASSETS

    Net Depreciation in Fair Value              106,543,370      25,559,331      56,377,842                -      24,606,197
    Interest Expense                              9,546,760       8,498,124               -        1,048,636               -
    Allocation of Shares                         24,732,847      24,732,847               -                -               -
    Distribution of Benefits                     50,734,332               -      40,447,113                -      10,287,219
    Administrative Expense                          607,452               -             889          542,895          63,668
                                             --------------- ---------------- --------------  --------------- ---------------

            Total Deductions from Net Assets    192,164,761      58,790,302      96,825,844        1,591,531      34,957,084
                                             --------------- ---------------- --------------  --------------- ---------------

NET DECREASE IN NET ASSETS                      (82,383,715)    (39,156,001)    (28,938,902)               -     (14,288,812)
NET TRANSFERS AMONG INVESTMENT
   OPTIONS                                                -               -     (11,390,623)               -      11,390,623
TRANSFER IN FROM SAVINGS PLAN FOR
   EMPLOYEES OF FLORIDA PROGRESS
   CORPORATION                                  212,564,805               -      24,488,374        6,499,374     181,577,057
NET ASSETS - DECEMBER 31, 2000                1,011,533,985     138,329,184     699,014,312                -     174,190,489
                                             --------------- ---------------- --------------  --------------- ---------------

NET ASSETS - DECEMBER 31, 2001               $ 1,141,715,075   $ 99,173,183   $ 683,173,161      $ 6,499,374   $ 352,869,357
                                             =============== ===============  ==============  =============== ===============




See Notes to Financial Statements.
-----------------------------------------------------------------------------------------------------------------------------

                         PROGRESS ENERGY 401(k) SAVINGS
                             & STOCK OWNERSHIP PLAN

                          Notes to Financial Statements
                    Periods Ended December 31, 2002 and 2001


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Progress Energy 401(k) Savings & Stock Ownership Plan's (the "Plan") investments are carried at fair value determined by quoted prices in an active market. Participants' loans receivable are valued at cost which approximates fair value.

The accompanying financial statements are prepared on the accrual basis of accounting. Dividends, interest and other income are recognized as earned, and expenses are accrued as incurred. Benefits are recorded when paid.

The expenses incurred by State Street Bank & Trust Company, N.A. (the "Trustee") and ADP, Inc., the third-party administrator, in the administration of the Plan may be paid from assets of the Plan to the extent not paid by Progress Energy, Inc. (the "Company").

Cash and cash equivalents include funds invested in the Trustee's Short Term Investment Fund (STIF) which is a money market fund (see Note 3).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


2.    DESCRIPTION OF THE PLAN

General Information Regarding the Plan

The purposes of the Plan are to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in the Company and other investments. The notes which follow provide a high level summary of Plan features. The Plan Document, Summary Plan Description, and Prospectus for the Plan should be consulted for Plan details and limitations.

Effective   January  1,  2002  the  Plan   changed   its  name  from  the  Stock
Purchase-Savings Plan of Progress Energy, Inc. to the Progress Energy 401(k) Savings & Stock Ownership Plan.

Effective December 31, 2001, all active non-bargaining participants of the Savings Plan for Employees of Florida Progress Corporation and their balances were transferred to the Plan. Balances transferred included loans of $6,499,374, fund investments of $181,301,308, contingent value obligations of $275,749, and Company common stock of $24,488,374.


Participation in the Plan

Generally, all full-time employees of Carolina Power & Light, Progress Energy Service Company, North Carolina Natural Gas, Progress Ventures, Inc., Florida Power Corporation, Progress Telecom Corporation and corporate employees of Progress Fuels Corporation (the "Participating Companies"), are eligible to participate in the Plan on their first day of employment. Certain part-time
employees  are  also  eligible.   Only  persons  treated  as  employees  of  the

Participating Companies for federal tax purposes may participate in the Plan. Independent contractors, leased employees and contract employees are not eligible. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment options. Retired participants and former eligible employees of the Participating Companies, who are currently ineligible to participate, may retain investments in the Plan but may not continue to make contributions. Account balances valued at $5,000 or less at termination will be automatically distributed to the participant as a lump sum.

Effective January 1, 2003, CP&L, Florida Power Corporation and Progress Ventures, Inc. began doing business under the assumed names Progress Energy Carolinas, Inc., Progress Energy Florida, Inc., and Progress Energy Ventures, Inc., respectively. The legal names of these entities have not changed, and there is no restructuring of any kind related to the name change. The current corporate and business unit structure remains unchanged.


Employee Contributions Under the Plan

Employees who have earnings equal to or less than a certain level ($90,000 for 2002 and $85,000 for 2001) may contribute up to 25% (16% for 2001), in increments of 1%, of their annual eligible base salary earnings (the "Deferred Contribution"). Employees with earnings above this level may contribute up to 18% (12% for 2001)of their eligible base salary earnings. These contributions reduce, in like amount, the employee's earnings subject to income tax for that year. An employee's total before-tax contributions were limited to $11,000 for 2002 and $10,500 for 2001. Participating employees may also elect to contribute an additional amount on an after-tax basis. Employees who have earnings equal to or less than a specified level ($90,000 for 2002 and $85,000 for 2001) may elect to contribute an after-tax amount up to 25% (16% for 2001), in increments of 1%, of their eligible base salary earnings. Employees with earnings above this level may contribute an after-tax amount up to 18% (12% for 2001) of their eligible base salary earnings. In no event may the before-tax contributions plus the after-tax contributions exceed a total of 25% or 16%, respectively of annual eligible base salary earnings during 2002 or 2001.


Company Contributions Under the Plan

At the time employee contributions are made, the Company's matching allocations are made to the Plan in an amount (the "Automatic Company-match") equal to 50% of the first 6% of each employee's before- or after-tax contributions. All Company matching allocations and any earnings on securities purchased with these allocations are invested in common stock of the Company.

The Plan also has an incentive feature (the "Employee Stock Incentive Plan Match") which provides for additional Company matching allocations to be made to the Plan on behalf of each eligible employee when at least five out of ten of the Company and business unit strategic goals set by senior management are met. All employees eligible to participate in the Plan are eligible for these additional Company matching allocations. Those eligible employees with more than one year of service who do not contribute at least 2% before tax to the Plan are, for the purpose of determining the Employee Stock Incentive Plan Match, assumed to have made a before-tax contribution of 2% to the Plan. The Company made Employee Stock Incentive Plan matching allocations of approximately $12.6 million for the Plan year ended December 31, 2002 and approximately $9.2 million for the Plan year ended December 31, 2001.

Employees are 100 percent vested in the contributions they have made to the Plan, the investment earnings credited on such contributions, and the dividends from the Company match allocations. Upon attaining one year of service with the Company, employees are 100 percent vested in all Company matches that have been allocated to their accounts. In prior years, employees were 100% vested in all Company matches that were made to their accounts after five years of service with the Company. Employees with less than five years of service were vested in the Automatic Company-match and the Employee Stock Incentive Plan Match at the end of the second Plan year in which the matching allocations and the additional matching allocations were allocated to the employees' accounts.

Employee Stock Ownership Plan

In 1989, the Plan was restated as an Employee Stock Ownership Plan, which allows the Plan to enter into acquisition loans ("ESOP Loans") for the purpose of acquiring Company common stock. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account ("ESOP Stock Suspense Account"). Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid as specified by provisions of the Internal Revenue Code.

ESOP Loan payments are made quarterly and may be funded by dividends on stock held in the ESOP Stock Suspense Account, dividends on Company stock held in the Progress Energy, Inc. Common Stock Fund, Company contributions or the proceeds of stock sold from the ESOP Stock Suspense Account.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Prepayment of the loan without a penalty is allowed. Excluding the effects of any future prepayments, required payments, including principal and interest, are $19,865,293 for each of the years 2003 through 2007 and a total of $57,976,944 from 2008 through 2010. The ESOP Loan is secured by the ESOP Stock Suspense Account shares in the Plan, which totaled 4,616,400 shares at December 31, 2002. During the 2002 Plan year, 582,988 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants.


Progress Energy, Inc. Common Stock Fund

The Progress Energy, Inc. Common Stock Fund is partially funded through the release of shares from the ESOP Stock Suspense Account. The price at which such released shares are allocated to Plan participants is the closing price per share on the payroll date. In addition, the Progress Energy, Inc. Common Stock Fund may use available cash from contributions and dividends to purchase Progress Energy, Inc. common stock on the open market or otherwise, including purchases from the Company of authorized but unissued shares of common stock. The purchase price of shares of common stock acquired on the open market for employee accounts will be the weighted average price of all shares purchased under the Plan during the applicable Investment Period which is generally one pay period, running from the payroll date deductions are taken to the date before the following payroll date. If funds to be invested in Company common stock are used to purchase authorized but unissued common stock directly from the Company, the purchase price will be the volume weighted average price of common shares of the Company traded on the New York Stock Exchange on the date of purchase. No brokerage commission or other charges shall be deducted.

The Progress Energy, Inc. Common Stock Fund is accounted for on a unitized accounting basis. This changeover required a conversion of a small portion of this fund into a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between 1 and 3 percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2002 and December 31, 2001, the reserve totaled approximately $4.9 million and $7.4 million, respectively.


Investment of Funds

At the election of the participating employee, contributions made by the employee and any earnings on the securities purchased with these contributions are invested in the investment options listed on the Statement of Net Assets Available for Benefits. Employee contributions to the Plan may be allocated to one or more of the investment options in increments of 1%; however, in 2001 employees were required to invest a minimum of 25% of the first 6% of the Deferred Contribution in Company common stock. This election is made at the time the employee begins to participate in the Plan. The election may be changed upon request and is generally effective by the following pay period. A participant may transfer current fund balances among the Plan options without any limitations. All Company matching allocations will be invested in common stock of the Company. Beginning in 2002, employees may elect to receive Company common stock dividends in cash (subject to income tax). Effective July 1, 2002, all participants will immediately vest in all dividends generated from Company common stock, including dividends on Company match allocations, without regard to length of service.


Contingent Value Obligations

Pursuant to the acquisition of Florida Progress Corporation by the Company during 2000, participants of the Savings Plan for Employees of Florida Progress Corporation with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Common Stock Fund and cash. In addition, Florida Progress Stock Fund shareholders received shares of the Contingent Value Obligation Fund (the "CVO Fund") which were transferred into the Plan effective December 31, 2001. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by the Company. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to liquidate and reinvest the proceeds of all or a portion of their account balance as desired.


Retirement, Death, or Termination of Employment

Participants with one or more years of service with the Participating Companies are vested with respect to all Company matching allocations. Generally, participants leaving the employ of the Company with less than one year of service forfeit non-vested Company matching allocations and reinvested earnings on those allocations. In the case of an employee's death, retirement or termination of employment with at least one year of service with the Company, all employee and Company matching allocations, including those otherwise non-vested, become payable upon request by the employee, the employee's estate or other appropriate recipients. Forfeited matching allocations are used by the Plan to reduce future matching allocations otherwise required from the Company. These forfeited matching allocations and associated reinvested earnings were $391,698 in 2002 and $392,648 in 2001.


Withdrawals

Participants may withdraw certain funds while employed at the Participating Companies. Such withdrawals will be applied to the participant's account based on the fund withdrawal hierarchy prescribed by the Plan (participants cannot direct that the withdrawal be applied to a specific fund). Employees may withdraw matured-company match funds before age 59 & 1/2, subject to a penalty. Employees also may withdraw after-tax contributions and any earnings on such funds. The earnings on after-tax funds are subject to a penalty. In general, withdrawals of before-tax employee contributions and their earnings are not permitted. Financial hardship withdrawals are permitted when an employee has a substantial "immediate and heavy" financial need, subject to a penalty. However, under certain specified circumstances, the IRS will allow limited withdrawals of before tax contributions without penalty. Once reaching age 59 & 1/2, employees may make a withdrawal of before-tax contributions without having to meet the hardship requirements.


Loans

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The minimum loan available is $500 ($1,000 for 2001). Only two loans can be outstanding at any time. The maximum is 50 percent of the participant's account balance or $50,000, whichever is smaller. Loans are available in increments of $100 only. For active employees, loan repayment is made through automatic payroll deduction of after-tax dollars. Loans from the Plan must be repaid within five years or when employment is terminated, whichever happens first. In 2001, the loans were funded with a borrowing arrangement by the Plan with an outside lending institution (former loan plan). Starting in 2002, the loans are funded directly from the employees' account, reducing the account balance. All loans prior to 2002 are being repaid under the former loan plan; however, no new loans are being issued under the former plan.

The interest rate for loans is determined periodically by the Plan's Committee, and is set at a reasonable amount in accordance with IRS regulations. The interest rate charged is different for loans under the former loan plan and loans from participant accounts. The interest rate on new loans issued in 2002 is the prime rate and is fixed for the life of the loan. Loans outstanding under the former loan plan are subject to a variable rate and bear interest at the prime rate plus one-half percent. The prime rate ranged from 4.25% to 4.75% in 2002 and from 5.0% to 9.5% in 2001. Interest rates on loans issued ranged from 4.8% to 6.5% during 2002 and 6.5% to 10.0% during 2001.

The borrowings from the outside lender to fund the former loan plan bear interest at the One-month London InterBank Offering Rate (LIBOR). For 2001, the LIBOR averaged 3.88%.


Federal Income Taxes

The Plan was amended in 2001 to comply with the qualification requirements of the Uruguay Round Agreements Act ("GATT"), the Small Business Job Protection Act of 1986 (including the Uniformed Services Employment and Reemployment Rights Act of 1994), the Taxpayer Relief Act of 1997, the Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively "Gust II"). The Plan obtained its latest determination letter on July 23, 2002, in which the Internal Revenue Service stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan's financial statements.


Termination of the Plan

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time, except that no such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loans. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.


3.     INVESTMENTS

The Plan's investments are held in trust by the Trustee. The following table summarized the Plan's investments that represent 5% or more of the Plan's net assets available for benefits:

                                                         2002           2001

   Vanguard Retirement Savings Trust, 119,838,235   $ 119,838,235  $  21,332,331
   and 21,332,331 shares respectively
   Progress Energy, Inc. Common Stock Fund,         $ 787,699,108  $ 893,007,246
   18,170,683 and 19,831,385 shares respectively

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $89,396,558 and $106,543,370, respectively, as follows:

                                          2002               2001

   Progress Energy, Inc. Common
        Stock                      $   (23,974,950)    $   (81,937,173)
   Mutual Funds                        (65,421,608)        (24,606,197)
                                   ------------------- ------------------
                                   $   (89,396,558)    $  (106,543,370)
                                   =================== ==================

4.     RELATED PARTY TRANSACTIONS

Plan investments at end of period include shares of money market funds managed by State Street Bank, the Trustee as defined by the Plan, and therefore qualify as party-in-interest transactions.


5.     SUBSEQUENT EVENTS

Beginning January 3, 2003, participants may reallocate the company match allocation from the Company Stock Fund to any of the other investment options at any time.

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                             As of December 31, 2002

Identity of Issue                         Description of Investment                       Cost Value            Fair Value
-------------------------------------------------------------------------------------------------------------------------------

Progress Energy, Inc. Common Stock Fund   Common stock, no par or
                                             stated value           18,170,683 shares    $ 471,558,967       $   787,699,108 *

Putnam New Opportunities Fund             Mutual fund                1,391,408 shares       67,116,129            39,557,732

American EuroPacific Growth Fund          Mutual fund                  696,886 shares       20,950,229            16,007,474

Putnam Investors Large-Cap Growth Fund    Mutual fund                1,137,387 shares       15,225,821            10,009,009

Vanguard S&P 500 Index Fund               Mutual fund                  697,582 shares       71,076,001            56,120,460

Vanguard Retirement Savings Trust         Mutual Fund              119,838,235 shares      119,838,235           119,838,235

PIMCO Total Return Bond Fund              Mutual Fund                4,162,841 shares       44,236,922            44,417,517

Fidelity Equity Income Fund               Mutual Fund                1,313,947 shares       57,710,462            52,124,297

Fidelity Freedom Income Fund              Mutual Fund                  172,352 shares        1,851,287             1,826,929

Fidelity Freedom 2000 Fund                Mutual Fund                  439,372 shares        5,008,929             4,837,484

Fidelity Freedom 2010 Fund                Mutual Fund                  789,086 shares        9,750,900             9,027,142

Fidelity Freedom 2020 Fund                Mutual Fund                  791,003 shares        9,620,781             8,416,274

Fidelity Freedom 2030 Fund                Mutual Fund                1,617,127 shares       20,108,200            16,559,378

Fidelity Freedom 2040 Fund                Mutual Fund                1,074,505 shares        7,767,324             6,296,602

Participants' Loans Receivable            Loans to plan participants
                                          Maturing through 2008 with
                                          interest rates ranging
                                          from 4.75% to 9.5%                                36,813,759            36,813,759 *

Progress Energy, Inc.                     Contingent Value Obligations  23,402 shares          234,251                76,132 *
                                                                                       ------------------  --------------------
        Total                                                                            $ 958,868,197       $ 1,209,627,532
                                                                                       ==================  ====================

*Party in Interest

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

            Schedule H, line 4j - Schedule of Reportable Transactions
                      For the Year Ended December 31, 2002

------------------------------------------------------------------------------------------------------------------------------------

                                                                           Expenses                   Current Value on
 Identity of Party/Description of Asset    Purchase Price   Selling Price  Incurred     Cost Value    Transaction Date  Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------

 State Street

     Progress Energy, Inc. Common Stock Fund:
---------------------------------------------

 164   Purchases                           $ 253,814,936                              $ 253,814,936   $ 253,814,936

 265   Sales                                                $ 300,334,493             $ 295,124,401   $ 300,334,493    $ 5,210,092
                                                                                                     ---------------

 429   Transactions                                                                                   $ 554,149,429
                                                                                                     ===============

     Vanguard Retirement Savings Trust
---------------------------------------------

 165   Purchases                           $ 133,651,459                              $ 133,651,459   $ 133,651,459

  98   Sales                                                $  35,145,554             $  35,145,554   $  35,145,554    $         -
                                                                                                     ---------------

 263   Transactions                                                                                   $ 168,797,013
                                                                                                     ===============

     Putnam New Opportunities
---------------------------------------------

  95   Purchases                           $  45,140,620                              $  45,140,620   $  45,140,620

 153   Sales                                                $  16,375,452             $  20,870,713   $  16,375,452    $ (4,495,261)
                                                                                                     ---------------

 248   Transactions                                                                                   $  61,516,072
                                                                                                     ===============

     Vanguard S&P 500
---------------------------------------------

 136   Purchases                           $  88,909,761                              $  88,909,761   $  88,909,761

 116   Sales                                                $  14,398,535             $  17,833,760   $  14,398,535    $ (3,435,225)
                                                                                                     ---------------

 252   Transactions                                                                                   $ 103,308,296
                                                                                                     ===============
     PIMCO Total Return Bond Fund
---------------------------------------------

 188   Purchases                           $  52,019,237                              $  52,019,237   $  52,019,237

  76   Sales                                                $  15,888,053             $  15,679,832   $  15,888,053    $    208,221
                                                                                                     ---------------

 264   Transactions                                                                                   $  67,907,290
                                                                                                     ===============

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      PROGRESS ENERGY 401(k) SAVINGS
                                      & STOCK OWNERSHIP PLAN
                                      ADMINISTRATIVE COMMITTEE


                                      /s/Brenda F. Castonguay
                                      ------------------------------------------
                                      Brenda F. Castonguay, Chairperson
                                      Progress Energy 401(k) Savings & Stock
                                      Ownership Plan Administrative Committee


Date:  June 25, 2003

                                 EXHIBITS INDEX




Exhibit Number

Exhibit No. 23  Consent of Deloitte & Touche LLP

Exhibit No. 99  Certification for Section 906 of the Sarbanes-Oxley Act of 2002

                                                                      Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-33520 on Form S-8 and Registration Statement No. 333-48164 on Form S-8 of Progress Energy, Inc. of our report dated June 25, 2003, apearing in this Annual Report on Form 11-K of the Progress Energy 401(k) Savings & Stock Ownership Plan for the year ended December 31, 2002.



/S/DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 25, 2003

                                                                      Exhibit 99



                       CERTIFICATION FURNISHED PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report on Form 11-K of Progress Energy, Inc. (the "Company") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brenda Castonguay, Chairperson of the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Progress Energy 401(k) Savings & Stock Ownership Plan.



/s/ Brenda F. Castonguay
------------------------
Brenda F. Castonguay
Chairperson
Progress Energy 401(k) Savings & Stock Ownership
     Plan Administrative Committee
June 25, 2003


A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Progress Energy, Inc. and will be retained by Progress Energy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.